Exhibit 12

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the year ended December 31,
(dollars in thousands)	2006	2005	2004	2003	2002
Income before net gain or loss on real estate disposals, discontinued operations, provision for income taxes and extraordinary loss	$131,430	$125,422	$100,220	$96,135	$34,685

Interest Expense
Senior notes payable and other debt	141,094	105,581	66,105	61,660	72,384
United States Settlement	—	—	—	4,943	5,461

Earnings	$272,524	$231,003	$166,325	$162,738	$112,530

Interest Expense
Senior notes payable and other debt	$141,094	$105,581	$66,105	$61,660	$72,384
United States Settlement	—	—	—	4,943	5,461

Fixed Charges	$141,094	$105,581	$66,105	$66,603	$77,845

Ratio of Earnings to Fixed Charges	1.93	2.19	2.52	2.44	1.45